Exhibit 12.1
Ratio of Earnings to Fixed Charges

For the purpose of calculating the ratio of earnings to fixed charges, earnings are defined as earnings from continuing operations before income taxes, plus fixed charges, excluding capitalized interest, plus amortization of capitalized interest. Fixed charges are defined as interest expensed and capitalized, plus amortization of premiums, discounts and capitalized expenses related to indebtedness, plus an estimate of the interest within rental expense.

						Six Months Ended June 30,
	Years Ended December 31,
	2006	2007	2008	2009	2010	2011
Income before income taxes and discontinued operations	$57,847	$20,397	$19,584	$10,938	$26,882	$6,934
Addback fixed charges	9,203	23,831	49,775	49,162	52,250	27,352
Total earnings	$67,050	$44,228	$69,359	$60,100	$79,132	$34,286

Interest expense	$7,202	$20,006	$43,415	$44,958	$48,037	$25,386
Rent expense equivalent to interest expense	1,495	1,631	1,883	2,200	2,209	1,105
Amortization of deferred financing costs	506	2,194	4,477	2,004	2,004	861
Total fixed charges	$9,203	$23,831	$49,775	$49,162	$52,250	$27,352

Ratio of historical earnings to fixed charges	7.29x	1.86x	1.39x	1.22x	1.51x	1.25x